UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Item 1.01 Entry into a Material Definitive Agreement.

On January 29, 2024, Siyata Mobile Inc., a British Columbia (Canada) company (“Siyata” or the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (“Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note in the principal amount of $230,750 (the “Note”). The net proceeds received by the Company were $195,000, after deducting an original issue discount in the amount of $30,750 and $5,000 for the Investor’s legal and diligence expenses. The Company intends to use the net proceeds for working capital and general corporate purposes.

The Note has a principal balance of $230,750, and a stated maturity date of November 15, 2024. Interest and outstanding principal shall be paid in ten payments, each in the amount of $25,844.00 (a total payback to Investor of $258,440.00). The first payment is due February 15, 2024, with nine subsequent payments due each month thereafter. In the event the Company fails to pay any amount when due under the Note, the interest rate will increase to 22%. Upon the occurrence and during the continuation of any event of default under the Note (“Event of Default”), the Note will become immediately due and payable and the Company is required to pay to the Investor an amount equal to 150% times the sum of (a) the then outstanding principal amount of the Note, plus (b) any accrued and unpaid interest on the unpaid principal amount of this Note, plus (c) default interest, if any, plus (d) any other amounts owed to the Investor pursuant to the Note. Following any Event of Default, the Investor may convert any amount due under the Note into shares of the Company’s common shares (the “Conversion Shares”) at a conversion price equal to 75% multiplied by the lowest trading price for the Company’s common shares during the ten trading days prior to the conversion date (representing a discount rate of 25% to market); provided, however, that Investor may not convert any portion of the Note that would cause it, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s common shares. The conversion price and number of shares of the Company’s common shares issuable upon conversion of the Note (if at all) will be subject to adjustment from time to time in the event of any combinations, recapitalization, reclassifications, or similar event.

The foregoing descriptions of the Purchase Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are attached hereto as Exhibits 4.1 and 10.1, respectively, and are incorporated herein by reference. The Company intends to redact certain confidential portions of the Purchase Agreement and Note because such confidential portions are not material and would be competitively harmful if publicly disclosed.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

EXHIBIT INDEX

Exhibit No.	Description
4.1*	Promissory Note, dated January 29, 2024, issued to Investor.
10.1*	Securities Purchase Agreement, dated January 29, 2024, by and between the Company and the Investor.

*	Certain portions were redacted for confidentiality purposes.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 1, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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